SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 May 2016

Prudential plc

Results of Annual General Meeting held on 19 May 2016

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 23, as ordinary resolutions, and Resolutions 24 to 26, as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1.	To receive and consider the Accounts, Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditors' Report	1,968,656,672	98.58	28,282,371	1.42	1,996,939,043	77.62%	9,482,367
2.	To approve the Directors' Remuneration Report (other than the part containing the summary of the Directors' Remuneration Policy)	1,714,488,665	92.80	132,967,991	7.20	1,847,456,656	71.81%	159,010,106
3.	To elect Mr John Foley as a Director	1,979,970,209	98.71	25,842,880	1.29	2,005,813,089	77.96%	653,675
4.	To elect Ms Penelope James as a Director	1,980,179,819	98.72	25,629,553	1.28	2,005,809,372	77.96%	651,995
5.	To elect Mr David Law as a Director	1,998,146,388	99.60	7,955,664	0.40	2,006,102,052	77.97%	359,315
6.	To elect Lord Turner as a Director	1,998,246,726	99.61	7,851,799	0.39	2,006,098,525	77.97%	362,842
7.	To elect Mr Tony Wilkey as a Director	1,979,929,664	98.71	25,863,393	1.29	2,005,793,057	77.96%	668,310
8.	To re-elect Sir Howard Davies as a Director	1,997,260,487	99.56	8,857,407	0.44	2,006,117,894	77.97%	343,473
9.	To re-elect Ms Ann Godbehere as a Director	1,971,911,158	98.79	24,212,559	1.21	1,996,123,717	77.58%	9,527,650
10.	To re-elect Mr Paul Manduca as a Director	1,955,957,434	97.90	41,944,468	2.10	1,997,901,902	77.65%	8,559,464
11.	To re-elect Mr Michael McLintock as a Director	1,979,644,087	98.70	26,153,710	1.30	2,005,797,797	77.96%	663,570
12.	To re-elect Mr Kaikhushru Nargolwala as a Director	1,936,657,183	99.55	8,762,097	0.45	1,945,419,280	75.61%	61,042,087
13.	To re-elect Mr Nicolaos Nicandrou as a Director	1,981,083,679	98.77	24,700,352	1.23	2,005,784,031	77.96%	677,336
14.	To re-elect Mr Anthony Nightingale as a Director	1,800,277,479	93.50	125,098,186	6.50	1,925,375,665	74.83%	81,085,702
15.	To re-elect Mr Philip Remnant as a Director	1,936,516,100	99.54	8,897,568	0.46	1,945,413,668	75.61%	61,047,699
16.	To re-elect Ms Alice Schroeder as a Director	1,996,101,423	99.50	10,015,628	0.50	2,006,117,051	77.97%	344,256
17.	To re-elect Mr Barry Stowe as a Director	1,979,700,582	98.70	26,100,442	1.30	2,005,801,024	77.96%	660,283
18.	To re-elect Mr Michael Wells as a Director	1,985,466,573	98.97	20,641,161	1.03	2,006,107,734	77.97%	352,553
19.	To re-appoint KPMG LLP as the Company's auditor	1,903,814,834	95.02	99,858,940	4.98	2,003,673,774	77.88%	2,786,112
20.	To authorise the Audit Committee to determine the amount of the auditor's remuneration	1,948,554,605	97.22	55,737,881	2.78	2,004,292,486	77.90%	2,167,400
21.	To renew the authority to make political donations	1,968,668,651	98.73	25,322,699	1.27	1,993,991,350	77.50%	12,468,537
22.	To renew the authority to allot ordinary shares	1,964,429,179	97.94	41,355,241	2.06	2,005,784,420	77.96%	375,467
23.	To renew the extension of authority to allot ordinary shares to include repurchased shares	1,996,839,469	99.54	9,242,807	0.46	2,006,082,276	77.97%	377,611
24.	To renew the authority for disapplication of pre-emption rights	1,990,696,013	99.23	15,379,168	0.77	2,006,075,181	77.97%	384,706
25.	To renew the authority for purchase of own shares	1,979,279,532	98.66	26,837,971	1.34	2,006,117,503	77.97%	342,383
26.	To renew the authority in respect of notice for general meetings	1,803,673,906	90.45	190,486,196	9.55	1,994,160,102	77.51%	11,999,785

Alistair Johnston did not stand for re-election as a Director, and has retired from the Board with effect from the conclusion of the AGM.

As at 6.00pm on 17 May 2016, the number of issued shares of the Company was 2,572,845,622 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM.  In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 19 May 2016 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at www.hemscott.com/nsm.do

Additional Information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Stefan Bort, Deputy Group Secretary +44 (0)20 7548 2115

Alan F. Porter, Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary